January 18, 2010
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lynn Dicker, Reviewing Accountant
               Gabriel Eckstein, Staff Attorney
Re:	Rambus Inc. Form 10-K for the Year Ended December 31, 2008 Filed February 26, 2009 File No. 000-22339
Ladies and Gentlemen:
          This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated December 23, 2009 to Rambus Inc. (“the Company”). For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. The Company’s response follows each of the numbered comments.
Form 10-K for the Year ended December 31, 2008
Item 7. Management’s Discussion and Analysis....page 29
1.	We note your disclosure here and in other locations in your annual report that your chip interface technologies are covered by more than 735 U.S. and foreign patents and that you have approximately 500 patent applications pending. In your future filings, please clarify whether some of these patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications and relate to similar or identical technological claims. Your disclosure in future filings should make it clearer how many different technological claims that you have that are protected by patents or that are pending patent approval.

United States Securities and Exchange Commission
January 18, 2010

Response:
In furtherance to our conversation with the Staff on January 12, 2010, we respectfully advise the Commission that, in future filings, the Company will include additional disclosure regarding its patents stating that:
•	some of the patents and pending patent applications are derived from a common parent patent application or are foreign counterpart patent applications;

•	the Company has a program to file applications for and obtain patents in the United States and in selected foreign countries where the Company believes filing for such protection is appropriate; and

•	in some instances, obtaining appropriate levels of protection may involve prosecuting continuation and counterpart patent applications based on a common parent application.
In addition, in order to protect the confidentiality of the Company’s inventions and patent applications before being published, the Company’s policy is to not disclose any such information prior to the publication of the patent application.
2.	We note your revenues have declined in each of the past three fiscal years, and for the nine months ended September 30, 2009 as compared to the prior period. We also note your continuing net losses, increasing amounts of indebtedness and that over the past 3 years through the nine months ended September 30, 2009 you have gone from generating cash from operating activities to using cash in operating activities. In your future filings, as applicable, please expand the “Overview” section of Management’s Discussion and Analysis to identify the most important themes or other significant matters with which management is primarily concerned and provide a discussion of current material business challenges, opportunities and risks on which management is most focused, and the actions they are taking in response to them. Specifically, you should provide your investors with a significantly enhanced understanding of why your revenues are declining, why your marketing, general and administrative expenses are going up in each period in the aggregate and as a percentage of total revenues, why you are unable to generate cash flows from operating activities and what management is doing to counteract these trends. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purposes of an executive summary. Please note that this comment applies to your quarterly reports as well.

United States Securities and Exchange Commission
January 18, 2010

Response:
We respectfully advise the Commission that the Company will include additional information discussing the trends affecting revenue, operating income and cash balances. We will address the important themes that management is concerned with and will provide a discussion of current business challenges and opportunities.
In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (650) 947-5608 if you have any questions or require further information regarding this matter.

Very truly yours,
/s/ Satish Rishi
Satish Rishi,
Senior Vice President, Finance and Chief Financial Officer Rambus Inc.

cc:	Thomas Lavelle, General Counsel, Rambus Inc.
J. Thomas Bentley, Chairman of the Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Cory Starr, PricewaterhouseCoopers LLP